The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 MAY 20 AM 10: 11

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

26th April, 2002.

Attn: Filing Desk - Stop 1-4

02034244

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 25th April 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 26th April 2002, confirming that Legal & General Investment Management Ltd no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/1

Company Announcements Office,
London Stock Exchange.

26th April, 2002.

Dear Sirs,

EMI Group plc – Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 24th April 2002 and received on 26th April 2002, that Legal & General Investment Management Ltd has ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary